Filed by Codere Online Luxembourg, S.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: DD3 Acquisition Corp. II

Commission File No. 001-39767

Form F-4 File No. 333-258759

CONFERENCE CALL

RESULTS FOR THE

QUARTER ENDED
June 30, 2021

Madrid

September 1, 2021

ANGEL CORZO (CHIEF FINANCIAL OFFICER)

Good afternoon everyone, and thank you for joining us today for our Q2 2021 financial results presentation.

As you can see we have moved to a fully virtual event, so please bear with us and let us know if you have any issues viewing or hearing the content as this is a first for us.

As usual, our CEO, Vicente Di Loreto, will cover the main highlights of the period and provide an update on our current situation. After that, I will cover the financial performance and discuss the critical topics in more detail. We will then take your questions, which you can post at any time during the call in the Q&A window accessible in the upper right hand side of your screens. Vicente, over to you to …

VICENTE DI LORETO (CHIEF EXECUTIVE OFFICER)

Thanks Angel. Good afternoon everyone and thank you for joining us today.

As I shared in our previous call, the evolution of the pandemic in Q2 was challenging in most Latin American countries and Southern Europe, which forced governments to implement additional closings and restrictions. As such, we faced significant volatility in our operations during the beginning of the quarter, where in addition to our Italian operations being closed for much longer than expected, form October last year to June this year, , Argentina and Uruguay were also closed for, in practice, the full quarter.

In Mexico, while we reopened our Mexico City and State of Mexico halls in March, we continued to operate with restrictions, and 5 of our 89 halls are still closed.

In Panama, where we had reopened our casinos in Panama City during March, we faced additional curfews at night, reducing our most profitable hours.

On the bright side, Colombia and Spain continued to soften restrictions, especially in the latter after the state of alarm was lifted on May 9, allowing for a significant uptick in our performance in that market.

On the online front, we continued to perform well on the top line, even if we experienced certain volatility, but faced some additional costs we will discuss later, mainly related to the advertising restrictions which became effective in May in Spain.

Finally, as we approached the end of the quarter, we were able to reopen progressively our Italian operations during June, and Argentina and Uruguay in July, allowing us to have a fully operational retail footprint as of today, with the only exception of those 5 halls in Mexico mentioned before.

Just like before, we are seeing very encouraging revenue recovery across operations shortly after reopening. And while this is good news, the unexpected closings and extended delays in reopening have generated a relevant gap between our expectations for the year today and the projections we shared back in April, when we announced the restructuring agreement. Those projections had been prepared at the beginning of the year under paramount uncertainties, as were needed to discuss the Company´s restructuring with our bondholders. Angel will cover this in more detail later when he discusses the outlook for 2021.

With this context in mind, having 3 out of our 7 markets closed in the quarter, we still managed to reach 18 million in EBITDA in the period. We maintained our constant focus on efficiency and cost containment in order to achieve these results, and even generated positive operational cash flow in the quarter, which together with the second tranche of the bridge notes, allowed us to close the quarter with over 90 million euros of cash.

In terms of the financial restructuring we announced in April, we have continued to make progress. After having reached over 90% accessions to the Lock-Up Agreement, we performed a very detailed analysis on the implications, at all levels, from choosing different implementation routes. We finally decided to go ahead with the implementation via a Consent Solicitation and Exchange Offer, rather than the initially planned Scheme of Arrangement in the UK.

While we are a few weeks behind our initial timeline, the process is on track and we expect to formally launch the consent process over the coming days, which would put us in a position to close the transaction by the end of October. After completion, as you are all aware, Codere S.A. will initiate its liquidation process, which will trigger the delisting of the company from the Spanish Stock Exchange.

Before I hand it over to Angel, I want to briefly discuss the Online Transaction we announced on June 21st, which I believe is a great deal for the Company in these challenging times, turning a difficult situation into a great opportunity for Codere Online.

A few months after the COVID outburst last year, it became clear that the Group could not fund the needs from our online business unit, let alone its growth or expansion into new markets, which could eventually translate into missing out on the great opportunities that lie ahead in Latin America. We immediately started working on different external funding alternatives, and ended up choosing DD3 to dispose a minority stake in our online business in order to merge it with one of their SPACs.

DD3’s track record, the transaction structure in which we maintain a majority position and the existing management team, the exposure to the US thorough the Nasdaq listing where there is great appetite for online gaming companies, and of course the valuation, were all key elements that made it by far the best option. With the 77 to 192 million dollars we expect to receive, depending on the level of redemptions form the SPAC shareholders, we will be in a comfortable position to deploy our online business plan, enhance our technology and expand into new high growth markets in Latin America.

We have recently filed the F-4 registration statement with the SEC, which once approved will enable DD3 to hold a shareholder meeting in order to vote on the transaction. Once approved by SPAC shareholders, we would be in a position to kick off the de-SPAC process and close the transaction, which we expect to take place during the fourth quarter. This will be an important milestone for the online team, and for Codere as a whole.

I will leave it here now for Angel to cover the results for the quarter in detail. Angel…

ANGEL CORZO

Thanks Vicente.

Before I jump into the numbers let me remind you about a relevant point regarding the information we are presenting. Following the agreement with our bondholders to implement the restructuring transaction, by which Codere’s assets and liabilities will be transferred to a new holding company, we have started to apply IFRS 5. Under this accounting standard, all assets and liabilities are classified under a single heading as “subject to change of control”, and our entire P&L is reported as “discontinued operations”. Likewise, our cashflow is reported in a single line as “cash flow discontinued operations”. As such, all the financial information we are presenting here is proforma prior to the application of this accounting standard and, as usual, all EBITDA numbers are post IFRS 16 and exclude inflation accounting adjustments in Argentina.

So beginning with operations on page 9, Q2 2021 revenue was 3.5 times higher than in Q2 last year, at 139 million euros. This increase is mostly due to the low comparable last year where we were closed across our entire portfolio most of the quarter. More relevant it also reflects a 9% sequential improvement despite the closings in Argentina in Uruguay (open in the first quarter of the year). Netting out the impact of the markets affected by closings (Argentina, Uruguay and Italy) our revenue grew 59%, and from 46% of 2019 to 71% of 2019, thanks to the positive evolution of Spain, Mexico, Panama and Colombia.

Also very significant, with respect to the last 4 quarters, when we had similar revenue levels, we managed to generate a positive EBITDA of 18 million in the quarter (13% margin), our highest since Q1 2020, showing the solidity of our efficiency efforts and showing promise for long term margin improvements.

At the country level, starting with Mexico on page 10, revenues reached 41 million in the quarter, almost doubling those of Q1, while EBITDA was over 10 million. This improved performance was the result of having our Mexico City and State of Mexico halls open during the entire quarter, despite still operating under relevant restrictions. Our sustained efforts to contain costs and pursue efficiencies also contribute significantly to this evolution.

On page 11, you can see how our gross win improved during the quarter, especially since mid-march when Mexico City reopened, reaching around 70% of the levels generated in 2019 by the same halls. However, this strong recovery has taken a step back since the end of July. As you know, Mexico has been suffering a new wave of the pandemic the summer and, as a consequence, additional capacity and opening restrictions have been implemented. For instance, in certain states and cities we have to close halls over the weekend. In Mexico City, on the other hand, we have halls in operation until 22 or 24pm, but no smoking or drinks are allowed. In terms of halls open, today we have 84 in operation and 5 remain closed.

As the impact of the pandemic is again starting to soften in the country, we expect to recover a revenue growth trend in the coming weeks, as always subject to the evolution of the medical data. In fact, certain of the restrictions increased in July and early August are softening again as the table in the slide shows.

Turning to Argentina on page 12, revenue was almost non-existent in the quarter. As a result of the surge in the COVID contagions in the country at the end of their summer, new closings were imposed on April 9. These closings lasted until the end of July, resulting in a negative EBITDA of 7 million euros in the second quarter.

However, on page 13 you can see how, since we reopened our bingos at the very end of July, it took us 3 weeks to recover the revenue trends we had prior to closing. As before, we are operating only 50% of the slot capacity we had in 2019.

Looking now at our Spanish operation on page 14. Our revenues, which had started to grow again in March after a difficult start of the year due to additional restrictions, continued to do so into the second quarter. Revenue in the quarter reached 39 million, a 45% sequential increase, while EBITDA reached 14 million, close to prepandemic levels, reporting an impressive 36% margin. These numbers still benefit, although decreasingly so, from the reduction of personnel costs due to temporary reductions of employment (or ERTEs) together with certain local gaming tax waivers. As we progress in the year, we are gradually recovering all of our operational staff.

As you can see on page 15, as restrictions began to soften in March, both our slots and sports betting gross win recovered quickly, getting to around 90% of that generated in 2019 fairly quickly, and improved further in May as the state of alarm was lifted on May 9, allowing for additional opening hours for bars. Even into July and August, performance remained strong, above 100% of that of 2019 in some weeks. On the sports betting front, gross win declined a bit in July as the EuroCup concluded and until the national football leagues start, a typical seasonal behavior in this line of business.

In Italy, on page 16, revenues reached 12 million euros in Q2, almost doubling those from last year, while the negative EBITDA was reduced from 5 to less than 2 million compared to last year. These results, though not yet representative of how the business will perform, are still quite remarkable in a context where our halls only operated half of June.

As you can see on page 17, we reopened our business in mid-June, with quite impressive gross win levels shortly after reopening. However, on August 6, the government implemented the covid passport to access at leisure venues. The impact of this is still uncertain as the initial weeks have been volatile, but numbers, especially for VLTs, have taken a step back. However, as the covid passport is required for transport and education activities, we believe its impact will reduce progressively.

Looking at Uruguay on page 18, our revenues declined 32% to 7 million euros in Q2, reflecting the revenue recognition mechanics whereby the closings that took place between March and August last year started to impact accounting revenue since Q4 2020. At the EBITDA level, since costs remained relatively flat, the impact from this reduction of accounting revenue is more significant as it declined 67% to 2 million vs Q2 last year.

Looking at the operational performance on page 19, you can see how the positive evolution we had at the beginning of the year was interrupted on March 26, when we had to close again our halls due to a surge in the local pandemic contagion rates. With the improved pandemic figures on the back of a significant vaccination effort by local authorities, we were able to reopen our halls on July 12, with a very quick and almost full recovery of the revenue levels we had back in 2019. While on Uruguay, let us remind you that our Carrasco Hotel is still closed and will be so until the start of the summer season in South America, impacting somehow the revenue generating ability of its casino premises.

On page 20, revenues in Panama reached 12 million in the second quarter, while EBITDA was just above 2 million euros. In Colombia revenues reached to 3.4 million euros while EBITDA almost reached 1 million. Results in both markets compare very favorably vs last year, as they were closed the entire quarter then.

On page 21, the rapid recovery of revenue in Panama since mid-March was negatively impacted by curfews in June and July, which forced us to reduce opening hours by 2, from midnight to 10pm. Upon the softening of these measures in August, we started to recover again our revenue trend. In Colombia, on the other hand, performance has been steadily improving despite social unrest in the country, and we are now generating around 80% of the revenue levels.

Finally, on our online business unit on page 22, we had another positive quarter with 45% revenue growth versus 2020, driven by both Spain and Latam. In terms of products, casino games, continue to gain weight in the revenue mix. On a sequential basis, revenue evolution was relatively flat given certain volatility in our numbers and a softer impact from the EuroCup than expected. Our growth marketing expenses reached 7 million in the quarter, as we increased our marketing efforts ahead of the legal restrictions in Spain that have progressively become effective since May to September 1. Intial restrictions applied to customer bonuses, while since today sponsorship agreements are banned while advertising options are severely constrained. Adjusted EBITDA of just above 1 million in the quarter was affected by higher costs related to said marketing initiatives, and our efforts to enhance our technology platform and omnichannel potential, including compensation to our retail business.

Page 23 shows the monthly gross win evolution where you can see the recovery in April and May from March lows, and the strong revenue growth into June, which was 15% higher than last year.

Page 24 provides a summary of the reopening calendar I just discussed for each country. As you can see August was the first month were we were open across all markets. Please bear in mind that, though open, we are still subject to significantoperational restrictions.

Moving on to the liquidity and credit section on page 26. First let me point out that we have today c. 110m Euros, of this amount a significant part, around 49m is tagged to be paid out to the Italian regulator as the PREU collection and payment mechanics are resulting in a significant short term payable that will be met in mid September. As such, we expect to end Q3 with a cash figure of 70 to 75m Euros. If we exclude of such amount the operational cash and cash that is of the Online operation and or in Italy (most of which will be again tagged for PREU payments), the amount of cash to meet our corporate obligations will be around 15 to 20m euros. This level of cash, will very likely make us use the grace period for our September coupon payment, which will be paid upon completion of the restructuring which is expected to happen towards the end of October.

On this page we are breaking down the change in working capital in the first half of the year. The 16 million payment of Italian PREU, which was deferred from 2020, and other operational taxes deferred in Argentina and Mexico, were partially offset by deferral of payments to suppliers, so we ended the period with a 9 million euros outflow. The implication being that we are maintaining a stable level of commercial payables, thanks to great efforts and work across all of our geographies, to compensate for the reduction in cash generation.

On page 27, you can see the main deferred items. With respect to year end 2020, we reduced overdue commercial payables by only 4 million on the back of increased activity levels. Overdue capex payables have remained stable around 27 million, while total capex financing has reduced by more than 7 million, as no new capex is being produced and financed to compensate the existing schedule of payments. Finally, deferred gaming taxes have reduced by 23 million, mostly coming from the schedule of payments regarding the 30m Italian PREU deferred in December 2020. We now expect to end the normalization of commercial payables well into 2022, while tax deferrals in Spain will be maintained for several years. As in the second quarter we will continue to try to accommodate, when and if possible, any reduction of overdue payables to the normalization of the business.

On page 28, our free cash flow before growth capex has reversed trend as we reduced it to minus 4 million in the quarter, considerably better than the last few quarters.

Finally, on page 29, we are reporting our gross debt metrics as of June, which have increased by 113 million euros due to the new bridge notes and higher accrued interest. In terms of leverage, which is based on 2019 EBITDA to avoid Covid distortions, we were at 4.1x. In terms of interest expense, we have also included the current PIK component and the interests related to the new bridge notes, taking us to an annual interest of 150 million vs 135 as of December.

Finally, let me briefly touch upon the outlook for the rest of the year on page 31. As discussed before, we are revising our estimates for 2021. There are several reasons to do so. First, Q2 results, strongly impacted by the extended closure in Italy and the unexpected closings in Argentina and Uruguay. Secondly, the affectation of theses closings extended into July in the case of Argentina and Uruguay extended into July. Third, the uncertainty of a context in which we have still seen stronger restrictions in Mexico throughout the third quarter or new elements, such as the covid passport in Italy to come into play. Lastly, a more prudent look on how existing restrictions today are going to be lifted across our geographies. As a result, we have reduced our Adjusted EBITDA expectation for the second half of the year between 25 and 45 million euros. With that, we expect to end the year in the range of 110 and 130 million.. As said in the slide, the closings in Uruguay, Italy and Argentina and the volatility of Mexico are, on a per country basis, the greatest contributors to this change. In terms of cash our expectation is that post restructuring we will be reporting a cash position in the Group excluding online over 130m Euros. The online Group could have over 100m of additional cash, depending on the final execution of the transaction and the level of redemptions, cash that would not be available for corporate purposes.

I will leave it hear for now. Vicente and I will now be happy to respond any questions you may have, which in case you haven’t done so already, you can type directly into the Q&A window on the right hand side.

Q&A Section

GUILLERMO LANCHA (INVESTOR RELATIONS DIRECTOR)

Okay. So we have the ﬁrst question coming from regarding the online transaction and we are being asked if you could provide your view on the level of redemptions that are on the ﬁnal percentage sold on the cash inﬂow expected as well as an update on the deal.

ANGEL CORZO

Okay. Let me start with the update for the deal. The F-4 was ﬁled on August 12. The SEC has 30 days to respond with comments, once we have those comments we expect to submit our second ﬁling a few weeks later, hopefully by the end of September. We are -- I think we have said or Vicente has said in the -- in his comments, we expect to close the deal in the fourth quarter. And regarding reductions, I think it’s too early to say, what the SPAC shareholders’ ambitions will be, we expect to ramp up our marketing eﬀorts over the next few months to reach as many investors as we can, but we will have a better picture when closer to that.

GUILLERMO LANCHA

Okay. The next question is about the Q2 numbers, we are showing a change in ﬁnancial debt of EUR84.5 million, how do you reconcile this with EUR100 million facility you just received?

ANGEL CORZO

Okay. That is an amount of EUR100 million of notes, a payment of work fee of EUR5.8 million and certain of the fees related to the notes. EUR8 million that has gone to advisers and a valuation of EUR1.5 million in local debt. You add all of that, you move from EUR100 million to EUR84.5 million.

GUILLERMO LANCHA

Okay. Third question about licenses. Can you provide an update on the expected -- on the amount needed to renew the licenses in Argentina and Italy and also the timings?

ANGEL CORZO

Okay. It’s a little bit early to say, we have a very -- still very uncertain situation. Let me ﬁrst remind everyone I think we have said it in -- we have not said it in the speech, but we have it in our documents. We just renewed for one or extended for one year the licenses that were matured in Argentina in 2021. Those were four licenses and have been renewed for a year for an amount that will be paid during the year and that is somehow proportional to the level of activity that we are allowed to have. It’s variable, if we were to close for example, that fee would not be paid in the months of the closing. So, the total cost is around EUR1 million and more than anything sets strong ground to facilitate the full renewal of the licenses next year.

I didn’t know if you want to comment anything around that Vicente.

VICENTE DI LORETO

Yeah. What I may add is as we were expecting the -- I mean, the normal or typical renewal process we have implied, renewing the licenses for 15 years. But according to this, I mean crisis times we were expecting special schemes which as Angel explained has been the case as the licenses that are matured in this year has been renewed for only one year. So, next year, we still expect some kind of special scheme. We have no clarity around --about how much it will cost to renew the licenses.

But, we think that what happened this year provides a good background or a framework of what may happen this next year. And we do expect that hopefully the cost of renewal will be paid along the life of the renewal licenses as has been the case this year, that for Argentina and I think you didn’t refer to Italy yet, but in the case of Italy we’d repeat what we have been said in various calls that we expect the renewal of licenses in Italy will be delayed protracted there are many things that need to happen in Italy before the renewal processes is launched among other things to clarify the geographic distances and the geographic number of halls per region in Italy and therefore we expect that this is deﬁnitely not going to happen in next year.

GUILLERMO LANCHA

Okay, thank you, Vicente .We’ll move to the next question. Okay, post restructuring assets expected at EUR130 million, what is the total amount of deferred payables at that point in time expected to be and the percentage of that needs to be paid before the end of 2022?

ANGEL CORZO

Okay. That’s -- I think that can be combined with a question regarding, how much deferred taxes we expect to pay in the third and fourth quarters of 2021. So what we are due to pay in Spain is around EUR8 million and a further EUR10 million are expected to be paid in Italy in third and fourth quarters.

In Spain, typically, we are being able to postpone again part of those payments, so the number in Spain, could improve from that level of EUR8 million but as by the book if you let me say it like that, today, we are facing an EUR18 million outﬂow of taxes between Spain and Italy. In terms of all the deferred payables we are in the range of around EUR15 million that should be paid between working capital and CapEx ﬁnancing. We will continue to work around those numbers, depending on how the business progresses in the future weeks or months. So regarding next year the total amount would be, if you take all of that into account be around EUR100 million, EUR120 million to be paid in ‘22 that includes Spanish deferred taxes from which probably will be extended to ‘23 and ‘24. (inaudible)

GUILLERMO LANCHA

Okay. We have a question about the, if you can repeat the amount of the EBITDA beneﬁt from the diﬀerent tax rebates in Spain in Q2.

ANGEL CORZO

Okay. Well I think I didn’t say it, i.e. the amount of tax waivers were around EUR4 million and some of that reﬂected in the ﬁrst quarter that were oﬃcialized -- were -- did materialize in the second quarter. Apart from that, in terms of (inaudible) I think that we are having still a little over EUR1 million per quarter of beneﬁts from people that are only -- that are not fully working at 100%.

GUILLERMO LANCHA

Okay, I don’t think we -- you answered this part of a question about the taxes. When will the insurance of the EUR125 million additional super senior notes take place and issued after the completion of the plan.

ANGEL CORZO

The process is such that we will receive the EUR125 million, a slightly -- a couple of days before the full rest of (Technical Diﬃculty) executed. So, but it will still be in the best of cases, we are thinking in the last week of October.

GUILLERMO LANCHA

Okay. Let me take the next one. In the past you talked about getting back to 2019 EBITDA levels or possibly exceeding them with cost savings, what is the thought on achieving 2019 EBITDA pre-IFRS 16 levels on the timeframe to achieve them, what is the annual cash interest and CapEx costs, post restructuring the deal closed?

ANGEL CORZO

Okay. Obviously we have to be prudent in a next scenario like the one we have given the lingering of the pandemic the continued impact is still early to make bold projections about next year or the year after. I think that we have always said that we do not expect to recover a full level of revenues by 2022 that it will be well into 2023 when we do that, that has not changed materially, but obviously it’s subject to the evolution of other future quarters.

In terms of EBITDA, we said and we maintain that we are going to have improvement in margins, so we still expect that either by the end of ‘22 or rarely in ‘23 we will recover a full navigating EBITDA levels. Please take this with a lot of other risks, because it’s obviously subject to the evolution of the pandemic in the next month.

GUILLERMO LANCHA

Okay. We have another one about online --

ANGEL CORZO

Let me answer one about which is very simple the EUR49 million payable in mid- September is that diﬀered taxes? The answer is no. That is current payroll taxes from July and August. I know it’s complex, I think, I have explained a couple of times, but the way the Italian taxes work is pretty convoluted. So in the current situation we are not paying anything in some months, like July and August, and then in September we have to pay the taxes of three months in one single shot and that is what you are seeing here in September, something very similar will happen in October and November and December -- sorry, in September, October and November. I think that by early next year, the mechanism will hopefully have normalized and we will not have those cash accumulated in our bank accounts to be paid in one shot. Let’s hope for that for the year.

GUILLERMO LANCHA

Yeah, we have a question about the Codere online license for the City of Buenos Aires, and if that’s conditional on having a large number of operators in the market.

VICENTE DI LORETO

Angel, I will take that one. Now, we have already been granted the license of Buenos Aires City, the only thing we are waiting for is, for the authorities to authorize the licenses to initiate operations which we expect -- we still expect will happen before year end.

Nevertheless, there are -- these are election times in Argentina therefore it might happen after the elections, the midterm elections. What has been taken into account in the bidding process of the probably -- of the Province of Buenos Aires well the number of operations each one of the bidders have. But, that is a process that ended two or three years ago we are still dealing with that in order I mean with a process in the Buenos Aires province in order to get a license in that market which we had not been awarded yet.

GUILLERMO LANCHA

Okay. The next question comes around the grace period. Can you explain the comments you made about using the grace period in September and October and also you changed the 2021 outlook. Does the business plan for 2022 and beyond remain in place?

ANGEL CORZO

Okay, let’s go with the ﬁrst one. What they said is that it was very likely, I mean, it is very likely, that we will use the grace period of the coupon that is due in September, and that we expect according to the latest step plans and all the work that we are doing to end the restructuring in the last week of October. And then, with the end of the restructuring, we will pay both, the coupon of September and the coupon of October that is for current expectation as of today. Regarding the change of outlook for 2021 and what do we expect for 2022. Obviously, there might be an impact to the ﬁrst quarter at least of 2022 and what we are seeing today. But it is a bit early to give you any strong view around that given the amount of things that are changing.

And also to say the good behavior that we are looking at the markets like Spain, Colombia, or Panama. So this is -- so we have been seeing this is a mix and where we are open we do not do that market. So it’s a bit early. Regarding liquidity in ‘22, I’m not too worried about that because the business plan on the reﬁnancing give us suﬃcient cushion to deal with that in normal circumstances, even if we have to worse EBITDA in ‘22 than expected.

And as we had explained before, we are -- we do not think that at this point in time the amount, the license that is expected to be paid in January according to our plan in January in Italy that is very likely that it will be postponed. So we have -- I feel suﬃciently comfortable looking where I am today into next year. Obviously, we have to color everything with the amount of uncertainty that the pandemic brings to the table. But I look at that from a comfortable position at this point in time.

GUILLERMO LANCHA

Okay. The next question, can you please explain, how does the performance for site compared to the same level in 2019?

ANGEL CORZO

Okay. I think that in the presentation will have that but I’m happy to try to go through that. If you look for example, in Spain, the slot revenue in Spain in June was 94% of the revenue in June 2019. So, we are basically there and the sports betting has been for several months even higher than in 2019. So revenues in Spain will be comfortable.

In Mexico, revenues were as high as 65% of 2019 in June, from there in the following months, as I have been explained in July and August, the number has stalled a bit, has not gone up, but it has not gone down, and we expect that, that will improve in the third -- at the end of the third quarter and maybe in the fourth quarter. In terms of Panama and Colombia, Panama in June was around 70%, we expect July and August to be closer to 80% like our presentation.

So, Columbia it was already in June 88% of 2019, and Uruguay is also 85% to 90% of what it was before, obviously with the caveat of the Carrasco Nobile where the hotel is still closed and that somehow reduces the ability to generate revenue in the casino and online is obviously above 2019.

GUILLERMO LANCHA

Okay. I think the next question is somewhat related to some of the others that you have already answered, but post the reduction in the EBITDA guidance with the planned EUR125 million issue of further super senior notes be suﬃcient to fund the business into ‘22 and ‘23.

ANGEL CORZO

As I said before in our current expectations, I think the answer is yes, obviously we will have to see how the pandemic evolves, they were some room built in the projections that we had and when we build the ﬁnancial restructuring to allow for some underperformance related to the pandemic or whatever else, and we still expect that we are going to have some tailwinds like potential in CapEx for renewal of licenses that can be or might be postponed.

Obviously, I’m not saying that everything is going to be rosy in ‘22, ‘23 things are going to continue to be diﬃcult, depending on how the pandemic evolves and we will continue to work with overdue payables and all the instruments or tools that we have at our disposal. At this point, I think that the planned EUR125 million issue at the end of the restructuring should still be enough to deal with what comes into eﬀect. Remember also that the level of cash payments in our debt is signiﬁcantly reducing in the new structure and hopefully that also help us to deal with next year’s as the budget -- as the business progresses.

GUILLERMO LANCHA

Okay, the next question is on CapEx, can you conﬁrm how you see maintenance CapEx and what the levels of CapEx that might be required to get the sites on the technology where you want it to be? And if you had realistic options for growth on top, if you had the liquidity, how much would be a reasonable level?

ANGEL CORZO

Okay. That’s a diﬃcult question. In terms of catch up CapEx we were -- we do not expect signiﬁcant amounts in gaming halls product because the whole industry is going through the same phase. But, we will require CapEx. One of the things that we are looking at and that we are considering internally is how much CapEx we need to do in order to be competitive and not only be competitive, but as the market opens to be in a position to gain share and gain customers.

For example, you asked about technology, technology is the only place where we are trying not to stop Investments. We could do more but we are trying to do all that is needed to support the evolution of the online platform and the Improvement of our CRM platform moving forward. And which was -- we had a realistic growth of -- I mean the market is going to be plugged with opportunities in the following years.

I think it’s early to say how much liquidity we will have to address them, probably we will continue to be able to generate enough liquidity to do some small acquisitions, some halls here and there. But, deﬁnitely there will be bigger opportunities than that, and we’ll be evaluating options to take advantage of that if we are in a position to do so. It’s early to say we will see how things evolve.

Vicente, I don’t know if you have anything on that.

VICENTE DI LORETO

Yes. I was thinking of having that in reality and some questions before were related to the business plan for 2022. And the fact is that we --what we shared at the beginning of -- sorry in April I think where projections we prepared at the beginning of the year in the context of talking and negotiating with our book holders, the restructuring of the company but we I cannot call it a business plan, actually they were preparing the middle of the pandemic where uncertainty was paramount.

Therefore it was -- they were the best projections we could build at that time. Having said that now that once the restructuring is ﬁnalized, we will discuss with new shareholders of the company and the new Board of the Directors, the future of the company and we are already working on preparing a real business plan with revision of our strategies, our portfolio and everything, and that’s something that will be ﬁnalized probably at the beginning of next year.

So we are completely focused today on the restructuring and survival and in this protracted crisis that has drove crazy all the industry and all the world. And then we of course, we will focus on recovery in EBITDA levels through 2019 and beyond and focus on growth opportunities. Fortunately many of the most important growth opportunities that will be online will be not subject to ﬁnancial restrictions, provided the DD3 transaction, we have announced ﬁnalized as expected before year end. And therefore, we will have plenty of opportunities there are to tackle, but it will be also the case in retail that we will discuss as I said, with the new shareholders.

GUILLERMO LANCHA

So, we have no more questions at this point. Do you want to wait a minute to see if any last ones come through? Everyone, please remember you can type them directly on the Q&A box on the right hand side of your screens.

ANGEL CORZO

Thank you everybody for joining the call. If you have further questions, please feel free to reach out to me or any other member of my team. Thank you again for your time and I look forward to speaking with you about our Q3 results in November.

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IMPORTANT INFORMATION

This presentation (the “Presentation”) has been prepared and is issued by, and is the sole responsibility of Codere, S.A. (“Codere” or “the Company”). For the purposes hereof, the Presentation shall mean and include any slides, any prospective oral presentations of such slides by the Company (including this transcript), as well as any question-and-answer session that may follow that oral presentation and any materials distributed at, or in connection with, any of the above.

The information contained in the Presentation has not been independently verified and some of the information is in summary form. No representation or warranty, express or implied, is made by Codere or any of its affiliates (together, “Codere Group”), nor by their directors, officers, employees, representatives or agents as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or opinions expressed herein. None of Codere nor any of its affiliates, nor their respective directors, officers, employees, representatives or agents shall have any liability whatsoever (in negligence or otherwise) for any direct or consequential loss, damages, costs or prejudices whatsoever arising from the use of the Presentation or its contents or otherwise arising in connection with the Presentation, save with respect to any liability for fraud, and expressly disclaim any and all liability whether direct or indirect, express or implied, contractual, tortious, statutory or otherwise, in connection with the accuracy or completeness of the information or for any of the opinions contained herein or for any errors, omissions or misstatements contained in the Presentation.

The information contained in the Presentation, including but not limited to forward-looking statements, is provided as of the date hereof and is not intended to give any assurances as to future results. No person is under any obligation to update, complete, revise or keep current the information contained in the Presentation, whether as a result of new information, future events or results or otherwise. The information contained in the Presentation may be subject to change without notice and must not be relied upon for any purpose.

This Presentation contains financial information derived from Codere’s unaudited financial statements for the quarter and, if applicable, year to date period. None of this financial information has been audited by our auditors. Financial information by business areas is presented according to GAAP as well as internal Codere Group’s criteria including a restatement of historical figures to reflect, among other things, an exclusion of non-recurring items and impact of effective exchange rates, in each case as per management estimates. These criteria do not follow any particular regulation and can include historical figures, forecasts and subjective valuations which could represent substantial differences should a different methodology be applied.

Market and competitive position data in the Presentation has generally been obtained from industry publications and surveys or studies conducted by third-party sources. Peer firm information presented herein has been taken from peer firm public reports. There are limitations with respect to the availability, accuracy, completeness and comparability of such data. Codere has not independently verified such data and can provide no assurance of its accuracy or completeness. Certain statements in the Presentation regarding the market and competitive position data are based on the internal analyses of Codere, which involve certain assumptions and estimates. These internal analyses have not been verified by any independent source and there can be no assurance that the assumptions or estimates are accurate. Accordingly, undue reliance should not be placed on any of the industry, market or Codere’s competitive position data contained in the Presentation.

Alternative Performance Measures: This report includes certain Alternative Performance Measures (“APMs”) in accordance with the European Securities and Markets Authority (ESMA) Directive 2015/1415. These measures, which are not defined under IFRS standards, are intended to provide more accurate, comparable and reliable information in order to improve the understanding of the Company’s financial performance and its reported information. For definitions, usage rationales and reconciliation of these metrics with IFRS, please visit the Presentations section within the Shareholders and Investors site of www.codere.com.

The distribution of this Presentation in certain jurisdictions may be restricted by law. Recipients of this Presentation should inform themselves about and observe such restrictions. Codere disclaims any liability for the distribution of this Presentation by any of its recipients.

Codere is not nor can it be held responsible for the use, valuations, opinions, expectations or decisions which might be adopted by third parties following the publication of this Presentation. No one should purchase or subscribe for any securities in the Company on the basis of this Presentation. This Presentation does not constitute or form part of, and should not be construed as, (i) an offer, solicitation or invitation to subscribe for, sell or issue, underwrite or otherwise acquire any securities, nor shall it, or the fact of its communication, form the basis of, or be relied upon in connection with, or act as any inducement to enter into any contract or commitment whatsoever with respect to any securities; or (ii) any form of financial opinion, recommendation or investment advice with respect to any securities.

By receiving or accessing to this Presentation you accept and agree to be bound by the foregoing terms, conditions and restrictions.

Notice on Rounding. Due to decimal rounding, numbers presented throughout this report may not add up precisely to the totals and subtotals provided, and percentages may not precisely reflect the absolute figures.

Important Information about the Business Combination and Where to Find It

Codere Online Luxembourg, S.A. (“Holdco”), Servicios de Juego Online, S.A.U. (together with its consolidated subsidiaries, “Codere Online”), DD3 Acquisition Corp. II (“DD3”) and the other parties thereto have entered into a business combination agreement (the “Business Combination Agreement”) that provides for DD3 and Codere Online to become wholly-owned subsidiaries of Holdco (the “Proposed Business Combination”). In connection with the Proposed Business Combination, a registration statement on Form F-4 (the “Form F-4”) has been filed by Holdco with the U.S. Securities and Exchange Commission (“SEC”) that includes a preliminary proxy statement relating to DD3’s solicitation of proxies from DD3’s stockholders in connection with the Proposed Business Combination and other matters described in the Form F-4, as well as a preliminary prospectus of Holdco relating to the offer of the securities to be issued in connection with the completion of the Proposed Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. After the Form F-4 has been declared effective, the definitive proxy statement/prospectus will be mailed to DD3’s stockholders as of a record date to be established for voting on the Proposed Business Combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Codere Online Luxembourg, S.A., 7 rue Robert Stümper, L-2557 Luxembourg, Grand Duchy of Luxembourg.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

Codere cautions that this report may contain forward looking statements with respect to the business, financial condition, results of operations, strategy, plans and objectives of the Codere Group. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a certain number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macroeconomic, governmental, political and regulatory trends; (2) movements in local and international securities markets, currency exchange rate and interest rates; (3) competitive pressures; (4) technical developments; (5) changes in the financial position or credit worthiness of our customers, obligors and counterparts. These and other risk factors published in our past and future filings and reports, including those with the Spanish Securities and Exchange Commission (“CNMV”) and available to the public both in Codere’s website (www.codere.com) and in the CNMV’s website (www.cnmv.es), as well as other risk factors currently unknown or not foreseeable, which may be beyond Codere’s control, could adversely affect our business and financial performance and cause actual results to differ materially from those implied in the forward-looking statements.

Additionally, this report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this report, including any statements as to Holdco’s, Codere Online’s, DD3’s or the combined company’s future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations, market size and potential growth opportunities, competitive position, expectations and timings related to commercial launches or the consummation of the Proposed Business Combination, potential benefits of the Proposed Business Combination and PIPE investments, technological and market trends and other future conditions, are forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Holdco’s, Codere Online’s, DD3’s and the combined company’s actual results may differ from their expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “likely,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Holdco’s, Codere Online’s and DD3’s expectations with respect to the timing of the completion of the Proposed Business Combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Holdco’s, Codere Online’s and DD3’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the outcome of any legal proceedings that may be instituted against Holdco, Codere Online and/or DD3 following the announcement of the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the Proposed Business Combination, including due to failure to obtain approval of DD3’s stockholders, certain regulatory approvals, or satisfy other closing conditions in the Business Combination Agreement; (4) the occurrence of any other event, change, or other circumstance that could cause the Proposed Business Combination to fail to close; (5) the impact of COVID-19 on Codere Online’s business and/or the ability of the parties to complete the Proposed Business Combination; (6) the inability to obtain and/or maintain the listing of Holdco’s ordinary shares or warrants on NASDAQ following the Proposed Business Combination; (7) the risk that the Proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Proposed Business Combination; (8) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of Codere Online and the combined company to grow and manage growth profitably, and retain its key employees; (9) costs related to the Proposed Business Combination; (10) changes in applicable laws or regulations; (11) the amount of redemptions by DD3’s stockholders in connection with the Proposed Business Combination; and (12) the possibility that Holdco, Codere Online or DD3 may be adversely affected by other economic, business and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in DD3’s most recent filings with the SEC and the Form F-4, and, after the Form F-4 has been declared effective by the SEC, will be contained in the definitive proxy statement/prospectus to be mailed to DD3’s stockholders in connection with the Proposed Business Combination. All subsequent written and oral forward-looking statements concerning Holdco, DD3, Codere Online, the combined company, the Proposed Business Combination or other matters and attributable to Holdco, Codere Online or DD3 or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Holdco, Codere Online and DD3 expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation

This report is not a proxy statement and does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination. This report also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in the Solicitation

Holdco, Codere Online and DD3 and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of DD3’s stockholders in connection with the Proposed Business Combination. Information regarding the names, affiliations and interests of DD3’s directors and executive officers is set forth in the final prospectus for DD3’s initial public offering filed with the SEC on December 10, 2020, as well as in other documents DD3 has filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of DD3’s stockholders in connection with the Proposed Business Combination is set forth in the Form F-4. Information concerning the interests of Holdco’s, Codere Online’s and DD3’s participants in the solicitation, which may, in some cases, be different than those of Holdco’s, Codere Online’s and DD3’s equity holders generally, is also set forth in the Form F-4. Shareholders, potential investors and other interested persons should read carefully the preliminary proxy statement/prospectus included in the Form F-4, and, when it becomes available, the definitive proxy statement/prospectus, before making any voting or investment decisions. You may obtain free copies of these documents, once available, from the sources indicated above.